VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

February 12, 2021

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 31, 2020
File No. 333-250011

Dear Ms. Dorin:

By letter dated January 13, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on December 31, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note you disclose that you specialize in the remediation of soil and the extraction of hydrocarbons, such as oil, from properties contaminated by or laden with heavy crude oil and other hydrocarbon-based substances and your primary focus has been the remediation of oil spills in Kuwait and naturally occurring oil sands deposits in Utah. However, we also note that you derived substantially all of your revenues from the purchase and sale of precious metals on the open market. Please revise your disclosure to clarify the driver and status of your current operations versus your intended operations.

Response: Our current operations are primarily focused on remediation, and we have made sales of the resulting oil product in December 2020. Due to the COVID-19 pandemic, when we were forced to temporarily suspend our operations in Kuwait, we engaged in open market precious metals transactions, as we were able to use our experience and contacts in the metals industry. Although we may turn to this line of business in the future, our present intent is to focus on applying the thermal technology for remediation projects and selling the hydrocarbons separated during such projects. Disclosure in our Amendment No. 2 to Registration Statement on Form S-1 filed on the date hereof (the “Amendment”) has been updated to provide further clarification.

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2.	We note your response to prior comment 2, but are unable to locate the revised disclosure referenced in your response. Please revise to disclose the basis for your statement that you estimate that for every 500 tons of contaminated material recovered per day that contains at least 10% oil, you will recover 250 barrels of extracted hydrocarbons. In addition, please revise to clarify the basis for your statement that you believe that you may be able to generate proceeds of approximately $6 million from the sale of precious metals. For both statements, please disclose any material assumptions used in such estimates.

Response: The $6 million figure was an estimate of potential that was calculated based on extrapolating the amount of sales in 2020 based on indications of interest and other projections. As this number may be unclear without further context and the methodology is somewhat cumbersome and difficult to explain concisely, we have removed this sentence from the Amendment. Additionally, further clarification has been added with respect to the estimate that for every 500 tons of contaminated material recovered per day that contains at least 10% oil, you will recover 250 barrels of extracted hydrocarbons. The above example has been changed to reduce the 500 ton figure to 480 tons, as the calculations are based on 20 tons per hour multiplied by 24 hours in a day, and disclosure reflects that the example has been calculated as follows: contaminated material that is 10% oil is comprised of 200 pounds of oil per ton; one gallon of oil weighs 8.44 pounds, resulting in 23.69 gallons of oil per ton of contaminated material (200/8.44); there are 42 gallons per barrel, resulting in 0.56 barrels of oil per ton of contaminated material (23.69/42); 20 tons of contaminated material can typically be processed per hour, resulting in 11.2 barrels of oil per hour (0.56*20); and operations continue 24 hours per day, resulting in 268.8 barrels per day (11.2*24).

3.	We note your response to prior comment 3, but are unable to locate the referenced description of the role or function of your Advisory Board in contrast to the duties of your management team and board of directors as well as the disclosure as to whether you pay any compensation to members of your Advisory Board. Please advise or revise.

Response: We have added disclosure to indicate that the Advisory Board acts as a preliminary informal sounding board for the Board and management for these particular areas in which the Advisory Board members have expertise. We have also added disclosure to indicate that presently, we do not pay compensation to the members of the Advisory Board.

4.	Please include an organizational chart here or elsewhere in the filing illustrating the relationships of the various entities discussed throughout the filing, including your subsidiaries, variable interest entities and joint venture ownerships.

Response: We have included such organizational chart in the Amendment.

Summary Consolidated Financial Information, page 9

5.	We note your response to prior comment 7. We re-issue the comment. Please provide a footnote explaining the purpose of the pro forma and pro forma as adjusted columns and how you derive the numbers.

Response: We have clarified the disclosure to indicate that the pro forma column is to reflect conversions of preferred stock.

Risk Factors

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements, page 17

6.	We note you disclose that it is possible that you could be deemed an investment company. Please provide an analysis as to whether the company is, or in the future will be, an investment company under Section 3 of the Investment Company Act of 1940. As part of your analysis, please ensure you address your interests in the variable interest entities.

Response: We have revised this disclosure to provide additional analysis, including with respect to our interests in variable interest entities.

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Market for Our Common Stock and Related Stockholder Matters, page 24

7.	We note your revised disclosure in response to prior comment 11 and reissue it in part. Please provide the disclosure required by Item 201(a) of Regulation S-K. In this regard, we note that there appears to be no established trading market for your common stock as the OTCPink marketplace does not constitute an established public trading market

Response: We have revised this disclosure to state clearly that OTCPink marketplace does not constitute an established public trading market.

Executive Compensation, page 54

8.	Please include executive and director compensation information for the year ended December 31, 2020. See Item 402 of Regulation S-K.

Response: We have revised the disclosure to include executive and director compensation information for the year ended December 31, 2020.

Principal Shareholders, page 57

9.	We note your revisions to the table on page 57. Please provide the disclosure required by 403(a) of Regulation S-K with respect to any class of the registrant’s voting securities. For example, we note your disclosure that the Series B preferred stock has voting rights, but such preferred stock is not included in the table on page 57. Refer to prior comment 26.

Response: We have included columns for Series B Preferred Stock.

10.	Please ensure that you provide disclosure required by Item 403 of Regulation S-K regarding beneficial ownership of your common stock as determined in accordance with Rule 13d-3. Refer to Instruction 2 to Item 403. In that regard, we note that certain outstanding Class B LLC units have conversion and exchange rights for your common stock, and we also note that you have outstanding warrants and convertible notes, as well as convertible preferred stock. To the extent that disclosure of securities deemed to be outstanding is required, also indicate by footnote or otherwise the amount known to be shares with respect to which such listed beneficial owner has the right to acquire beneficial ownership. Refer to Item 403.

Response: We have confirmed that required disclosure has been included.

Certain Relations and Related Party Transactions, page 59

11.	We note you disclose that you entered into an agreement with IME in July 2020. Please identify the related person involved and the basis on which the person is a related person as required by Item 404(a)(1) of Regulation S-K. Please also file such agreement as an exhibit to your registration statement or tell us why you do not believe it is required to be filed under Item 601(b)(10) of Regulation S-K.

Response: The related entity involved is VivaVentures Management Company, Inc. (“VVMCI”), a wholly owned subsidiary of Vivakor, Inc. VVMCI, a owns all of the Class A Units of IME, which have sole voting power for all material matters except for removal of the Manager, and VVMCI serves as a manager of IME. As noted in our Notes to the Consolidated Financial Statements on page F-7 the company has analyzed this entity under ASC 810-10-15 and found that IME was considered to be a VIE, but was not consolidated in our consolidated financial statements due to our analysis and conclusion that the Company is not the primary beneficial owner due to a lack of the power criterion and the losses/benefits criterion. The Amendment includes such disclosure and such agreement has been included as an exhibit to the Amendment.

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Financial Statement for the nine months ended September 30, 2020 and 2019

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Long Lived Assets, page F-10

12.	We note your response to prior comment 36 did not fully address the issues. We reissue the comment. We note you reported history of operating losses and negative cash flows form operations for all the periods reported and you expect to experience continuing operating losses and negative cash flows from operations from the foreseeable future as your management execute your current business plan. In light of these circumstances, please tell us in detail basis for your conclusion triggering events have not occurred and how you determined that the carrying value of Property and Equipment, and intangible assets are recoverable. Refer to ASC 360-10-35-21(e). Revise your disclosures as appropriate.

Response: We have rolled forward our analysis and conclusion disclosure from our December 31, 2019 Notes to the Consolidated Financial Statements on F-39 to be included on F-10 and F-11 for September 30, 2020. With these edits we believe the disclosure in the financial statements is adequate as required by the ASC guidance. To further respond to your comment, the details of our impairment analysis, including the basis for our conclusion as to why triggering events have not occurred and how we have determined that the carrying value of Property and Equipment, and intangible assets are recoverable is set forth on pages F-10 and F-11 of the Amendment:

Impairment losses are recognized for long-lived assets, including definite-lived intangibles, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are not sufficient to recover the assets' carrying amount. Impairment losses are measured by comparing the fair value of the assets to their carrying amount.

Intangible Assets:

We account for intangible assets in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). Intangible asset amounts represent the acquisition date fair values of identifiable intangible assets acquired. The fair values of the intangible assets were determined by using the income approach, discounting projected future cash flows based on management’s expectations of the current and future operating environment. The rates used to discount projected future cash flows reflected a weighted average cost of capital based on our industry, capital structure and risk premiums including those reflected in the current market capitalization. Definite-lived intangible assets are amortized over their useful lives, which have historically ranged from 10 to 20 years. The carrying amounts of our definite-lived intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that the entity may be unable to recover the asset’s carrying amount.

We assess our intangible assets in accordance with ASC 360 “Property, Plant, and Equipment” (“ASC 360”). Impairment testing is required when events occur that indicate an asset group may not be recoverable (“triggering events”). As detailed in ASC 360-10-35-21, the following are examples of such events or changes in circumstances (sometimes referred to as impairment indicators or triggers): (a) A significant decrease in the market price of a long-lived asset (asset group) (b) A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition. (c) A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator (d) An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group) (e) A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group) (f) A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent. We have evaluated our intangible assets and found that certain losses and a delay in our business plan does not constitute a triggering event for our intangible assets, and we have assessed that there to be no impairment for the nine months ended September 30, 2020.”

To further highlight key findings for you in our detailed impairment analysis, it is noted that our previous losses are a result of our operations being in the early stages of our business plan, and these losses were expected early in the business plan based on our undiscounted cashflows model used for our Property and Equipment, and intellectual properties. Our analysis estimates that our revenues will ramp up as machines are scaled up and estimated to be put into production in 2021 as COVID-19 restrictions are slowly reversed. We further noted that the cash flows projected for our Property and Equipment, and intellectual properties are still expected to occur as projected, and it is unlikely that an impairment of our undiscounted cashflows of our Property and Equipment, and intellectual properties has occurred.

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Revenue Recognition, page F-12

13.	We did not find revisions to disclosures as stated in your response to prior comment 30. We re-issue the comment. Please provide additional disclosures that disaggregate revenue recognized from contracts with customers into categories that more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are effected by economic factors as required by ASC 606-10-50-5 or tell us why they are not required.

Response: We have edited the financial statements to note that 97% of our sales in 2020 came from the sale of precious metals (unrelated to our own inventory). Given that this primary source of revenue accounted for nearly all such revenue, we do not believe disaggregation would be appropriate here.

Note 22. Subsequent Events, page F-28

14.	We note your revisions in response to prior comment 38. We re-issue the comment. Please disclose the date through which you have evaluated subsequent events. Refer to ASC 855-10-50-1.

Response: We have edited the financial statements to reflect the date through which we have evaluated subsequent events, December 31, 2020.

15.	We note your revisions in response to prior comment 33. We partially re-issue the comment. Considering RDM is a VIE and you are the primary beneficiary, please revise to provide disclosures required by ASC 810-10-50-3 and ASC 810-10-50-5A to the extent applicable.

Response: We believe the required disclosures have been included on pages F-7, F-8, and F-36, which describe our VIE analysis and the required disclosure under ASC 810-10-50-3 and ASC 810-10-50-5A. With regard to RDM, the disclosures surrounding it as a consolidated VIE for which we are the primary beneficiary, please see the disclosure paragraph labeled “RPC Design and Manufacturing, LLC” on F-8 and F-36 which contain what we believe are the required disclosure requirements under ASC guidance.

Exhibits

16.	Please file the operating agreement of Viva Wealth Fund I LLC or tell us why you do not believe it is required to be filed under Item 601(b)(10) of Regulation S-K.

Response: Such operating agreement has been included as an exhibit to the Amendment.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

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